UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SONIC AUTOMOTIVE, INC.
(Name of Issuer)

Class A Common Stock, $.01 Par Value
(Title of Class of Securities)

83545G102
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83545G102		Page 2 of 7 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -2,500,300-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.		Percent of Class Represented by Amount in Row (9) 6.15%
12.		Type of Reporting Person (See Instructions) OO

CUSIP No. 83545G102		Page 3 of 7 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -2,500,300-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -2,500,300-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -2,500,300-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.		Percent of Class Represented by Amount in Row (9) 6.15%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 83545G102		Page 4 of 7 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -2,500,300-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.		Percent of Class Represented by Amount in Row (9) 6.15%
12.		Type of Reporting Person (See Instructions) OO

Item 1.

(a)           Name of Issuer:

SONIC AUTOMOTIVE, INC.

(b)           Address of Issuer’s Principal Executive Offices:

6415 Idlewild Road, Suite 109

Charlotte, NC  28212

Item 2.

(a)           Name of Person Filing:

This Schedule 13G is being jointly filed by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively the "Reporting Persons") with respect to shares of Common Stock of Sonic Automotive, Inc. which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

(b)           Address of Principal Business Office, or if none, Residence:

The principal place of business for Richard A. Rubin and Hawkeye Capital Management, LLC is 800 Third Avenue, 9th Floor, New York, New York, 10022.

The principal place of business for Hawkeye Capital Master is P.O. Box 897GT, Windward 1 Regatta Office Park, West Bay Road, Georgetown, Grand Cayman, Cayman Islands.

(c)           Citizenship:

Richard A. Rubin is a citizen of the United States.
Hawkeye Capital Management, LLC was organized in the United States.
Hawkeye Capital Master was organized in the Cayman Islands.

(d)           Title of Class of Securities:

Common Stock, Class A

(e)           CUSIP Number:

83545G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.    Ownership.

(a)  Amount Beneficially Owned:  2,500,300 shares

(b)   Percent of Class: 6.15%

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 2,500,300 shares of Sonic Automotive, Inc. Class A Common Stock which may be deemed to be beneficially owned by each Reporting Person and as to which Richard Rubin has sole voting power and dispositive power in his role as manager of Hawkeye Capital Management, LLC, the manager of Hawkeye Capital Master.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2012

Hawkeye Capital Master
By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member of Hawkeye Capital Management, LLC, Manager of Hawkeye Capital Master

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2012

Richard A. Rubin
By:	/s/ Richard A. Rubin
Richard A. Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

Hawkeye Capital Management, LLC

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member